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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

PROCESSED
FEB 28 2007
THOMSON
FINANCIAL B

February 8, 2007

Act	Securities Exchange Act of 1934
Section	Section 10 et al.
Rule	Rule 102 of Regulation M
Public Availability	February 8, 2007

William G. Farrar, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY10004-2498

Re: UnumProvident Corporation -- Regulation M
File No. TP 07-39

Dear Mr. Farrar:

In your letter dated February 2, 2007, as supplemented by conversations with the staff, you request on behalf of UnumProvident Corporation ("UnumProvident") an exemption from Rule 102 of Regulation M under the Securities Exchange Act of 1934 ("Exchange Act") to allow UnumProvident to bid for and purchase up to approximately $200 million aggregate principal amount of senior notes while UnumProvident offers those notes in a remarketing. We have attached a copy of your letter to avoid reciting the facts that it presents. Unless otherwise noted, each defined term in this letter has the same meaning as defined in your letter.

Response:

In May 2004, UnumProvident issued and sold an aggregate of 12,000,000 8.25% Adjustable Conversion-Rate Equity Security ("ACES") units. Each ACES unit included an ownership interest in a senior note of UnumProvident ("Notes"). The Notes are not, and are not expected to be, listed on any securities exchange. There is currently no public market for the Notes. UnumProvident's senior debt is currently rated "BB+" by Standard & Poor's Rating Services, "Ba1" by Moody's Investor Services, Inc., "BBB-" by Fitch, Inc. and "bbb-" by A.M. Best Company, and UnumProvident expects that the Notes will receive the same rating.

The original terms of the Notes provide for a remarketing of the Notes that is expected to settle on February 15, 2007. Pursuant to these terms, a remarketing agent will sell the Notes of those holders who have not opted out of the remarketing and use the proceeds of the remarketing to purchase treasury securities that will be substituted for the Notes as collateral to secure participating holders' obligations under the related purchase contracts.

UnumProvident proposes to reduce the aggregate principal amount of Notes outstanding by retiring up to approximately $200 million of Notes. The Notes do not provide for their early redemption, other than in circumstances not applicable. UnumProvident, therefore, intends to purchase in the remarketing so as to retire the Notes purchased. As a consequence of the remarketing of the Notes, UnumProvident will be engaged in a distribution pursuant to Rule 102 of Regulation M. As a result, bids for or purchases of Notes or any reference security by UnumProvident or any affiliated purchaser of UnumProvident are prohibited during the restricted period specified in Rule 102, unless specifically excepted by or exempted from Rule 102.

Based on the facts presented and representations made in your letter, but without necessarily concurring in your analysis, the Commission hereby grants UnumProvident an exemption from Rule 102 of Regulation M to permit UnumProvident to bid for and purchase Notes in the remarketing while UnumProvident is engaged in a distribution of the Notes in the remarketing. In granting this exemption, we considered the following facts, among others:

- The Notes in the remarketing will have a fixed price, will trade on the basis of their yields and credit ratings, and will be priced based on the prices for UnumProvident's existing securities and in a manner similar to similar securities of other similarly rated issuers;
- The price of the Notes will be determined by the bids of prospective investors not including UnumProvident;
- The remarketing will be directed to a group of institutional investors during a short period of time;
- UnumProvident will not make any bids for or purchases of the Notes or any reference security during the restricted period other than pursuant to the remarketing;
- UnumProvident will bid for and purchase Notes in the remarketing solely for the purpose of retiring the Notes it purchases; and
- The terms of the remarketing, UnumProvident's intention to bid for and purchase up to $200 million aggregate principal amount of Notes, and UnumProvident's intention to retire the Notes purchased in the remarketing, will be fully disclosed in UnumProvident's prospectus supplement and other remarketing materials.

This exemption is subject to the condition that UnumProvident shall retire all Notes purchased in the remarketing.

The foregoing exemption from Rule 102 of Regulation M is based solely on the representations made and the facts presented in your letter and is strictly limited to the application of these rules to the remarketing as described above. Such remarketing should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, particularly Section 10(b) of the Exchange Act and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with UnumProvident. The Division of Market Regulation expresses no view with respect to any other questions that the remarketing may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the remarketing.

For the Commission,
by the Division of Market Regulation,
pursuant to delegated authority,

James A. Brigagliano
Associate Director

Attachment

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

February 2, 2007

By Overnight Delivery and Facsimile

James A. Brigagliano, Esq.,
Assistant Director,
Division of Market Regulation,
Securities and Exchange Commission,
101 F Street, N.E.,
Washington, D.C. 20549.

Re: UnumProvident Corporation Request for Relief under Rule 102 of Regulation M

Dear Mr. Brigagliano:

We are writing on behalf of UnumProvident Corporation ("UnumProvident") to request relief from Rule 102 of Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act") with respect to UnumProvident's activities in connection with the remarketing of its senior notes issued in May 2004 as a component of its Adjustable Conversion-Rate Equity Security units.

I. FACTS

The Company

UnumProvident is the parent holding company for a group of insurance and non-insurance companies that collectively operate throughout the U.S. and the U.K. UnumProvident is the largest provider of group and individual income protection insurance products and a leading provider of life, accident, and long-term care products in the U.S. and the U.K. Its common stock is listed on the New York Stock Exchange.

The Notes

In May 2004, UnumProvident issued and sold an aggregate of 12,000,000 8.25% Adjustable Conversion-Rate Equity Security ("ACES") units in the form of normal units. Each normal unit consists of (1) a purchase contract, which obligates the holder to purchase from UnumProvident on May 15, 2007, at a purchase price of $25, 1.4748 shares of UnumProvident common stock[1] and (2) a 1/40, or 2.5%, ownership interest in a senior note of UnumProvident with a principal amount of $1,000 (the "Notes"). The Notes are pledged as collateral with a collateral agent to secure the payment of the purchase price for the common stock upon settlement of the purchase contracts on May 15, 2007. Pursuant to the remarketing and the terms of the units and the related documentation, the Notes are required to be resold to the public and the proceeds from the sale are used to purchase U.S. treasury securities, which are pledged as substitute collateral for the pledged Notes with the collateral agent to secure the payment of the purchase price for the common stock upon settlement of the purchase contracts on May 15, 2007. The terms of the normal units, the purchase contracts, the Notes and related instruments, including the remarketing discussed below, are described in UnumProvident's prospectus, dated August 6, 2004, filed pursuant to Rule 424(b)(3) under the Securities Act of 1933. The normal units are listed on the New York Stock Exchange, but the Notes are not, and are not expected to be, listed on any securities exchange.

The Remarketing

The $300 million aggregate principal amount of Notes issued as components of the normal units are scheduled to be sold pursuant to a remarketing that is expected to settle on February 15, 2007 in accordance with their original terms, unless particular holders elect not to participate in the remarketing. The collateral agent under the pledge agreement entered into in connection with the offering of the units will deliver to the remarketing agent the Notes of those holders who have not opted out of the remarketing. The remarketing agent will use its commercially reasonable best efforts to sell such Notes, as further described below. There is currently no public market for the Notes. UnumProvident's senior debt is currently rated "BB+" by Standard & Poor's Rating Services, "Bal" by Moody's Investor Services, Inc., "BBB-" by Fitch, Inc. and "bbb-" by A.M. Best Company, and UnumProvident expects that the Notes will receive the same rating. The proceeds of the remarketing will be used to purchase treasury securities with a value as described below that thereafter will be substituted for the Notes as collateral to secure participating holders' obligations under the related purchase contracts.

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[1] The fixed amount of shares that will be purchased under the purchase contract for $25 can be higher if the average trading price of UnumProvident's common stock over a 20-day trading period is lower than $14.74. However, the last reported sale price of UnumProvident common stock on the New York Stock Exchange on February 2, 2007 was $22.01 per share; therefore, we have assumed that 1.4748 shares per purchase contract will be purchased.

UnumProvident will enter into a remarketing agreement with a nationally recognized investment banking firm, as required by the existing documentation, pursuant to which such firm will agree, as remarketing agent, to use its commercially reasonable best efforts to sell the Notes of those holders who have not opted out of the remarketing at a price equal to at least 100.25% of the "remarketing value." The "remarketing value" for each Note participating in the remarketing will be the sum of the values, as of February 12, 2007, of such amount of treasury securities that will pay on or before May 15, 2007 an amount of cash equal to (1) the principal amount of the Note and (2) the aggregate interest payments scheduled to be made on May 15, 2007 on such Note at the initial rate of 5.085%. Pursuant to the original documentation, the remarketing agent is entitled to receive a fee of up to 0.25% of the remarketing value for its successful remarketing efforts. The remarketing agent has agreed to remit to UnumProvident a portion of its remarketing fee on the senior notes.

The remarketing will operate similarly to other offerings of nonconvertible debt securities. For such a security, there is an inverse relationship between the security's price, expressed as a percentage of par, and its coupon rate. These two parameters together determine the security's yield, a key variable that affects the way the security trades - in effect, its "price" - and on which it is "priced" based on demand of investors in the offering. Thus the price, expressed as a percentage of par, of a nonconvertible debt security frequently is fixed in such an offering. This fixed price, however, does not alone determine the yield. In such an offering, the coupon rate is determined to be a rate such that, at such a fixed price, the two parameters together correspond with the yield demanded by investors in the offering.

In the remarketing process, the price, expressed as a percentage of par, similarly is fixed: it is the percentage that when applied to the aggregate principal amount of Notes being remarketed generates sale proceeds equal to at least 100.25% of the remarketing value. Although this price cannot be fixed until February 12, 2007, the remarketing date, potential bidders can estimate this price based on their respective expectations of the yield of treasury securities on the remarketing date. Each potential bidder, other than UnumProvident,[2] will submit a bid comprising the yield required by such bidder, expressed as a spread to a specified treasury security, and the maximum aggregate principal amount of Notes that such bidder would be willing to purchase at that yield. The remarketing agent will solicit bids from independent third party bidders, with a view towards identifying the demand for the entire aggregate stated amount of Notes being remarketed. The remarketing agent, in its capacity as reset agent, then determines a reset rate, which is analogous to a coupon rate. This reset rate will be the new interest

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[2] As described below, UnumProvident proposes to retire the Notes it purchases in the remarketing and thus the yield of the Notes is not relevant to UnumProvident's bid. Accordingly, UnumProvident will submit a bid for a maximum aggregate principal amount of Notes at the clearing yield, which is determined based on the bids submitted by other bidders in the remarketing. Viewing yield as the relevant "price" determined by the remarketing, UnumProvident will purchase at the price set by the other bidders in the remarketing.

rate on the Notes. The reset rate will be the rate corresponding to the yield determined by bidders, other than UnumProvident, in the remarketing, i.e., a rate achieving a yield that, based on the demand of bidders other than UnumProvident, would enable the remarketing agent to sell the total amount of Notes being remarketed.[3]

UnumProvident understands that the remarketing agent will direct its selling efforts only towards institutional investors. The remarketing agent's actual selling efforts are expected to commence shortly before February 12, 2007, the remarketing date, and will continue no later than the remarketing date, assuming a successful remarketing.[4] Also, prior to commencing active marketing efforts, the remarketing agent's selling efforts will continue only for a short time following announcement of the remarketing as required by the terms of the securities. The remarketing agent's activities in connection with the remarketing will be limited to confirming its role in the remarketing scheduled to take place on February 12, 2007, and responding to queries regarding the remarketing mechanics as set out in the terms of the securities.

If the remarketing agent is successful in remarketing all of the Notes being remarketed at a rate, as determined by it, sufficient to produce 100.25% of the remarketing value, then the interest rate on the notes will be reset, on February 12, 2007, at the rate so determined. Assuming a successful remarketing, the remarketed Notes will be delivered to purchasers in the remarketing on February 15, 2007. The only change in the terms of the Notes will be the reset of the interest rate per annum effective from and including February 15, 2007.

UnumProvident's Activities

Rather than bear the continuing debt service costs, UnumProvident proposes to reduce the aggregate principal amount of Notes outstanding by retiring up to approximately $200 million aggregate principal amount of Notes. The Notes do not provide for their early redemption, other than in circumstances currently not applicable. The remarketing, however, provides an opportunity for UnumProvident to reduce the aggregate principal amount of Notes by purchasing in the remarketing, the effect of

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3 Consistent with the normal practice in the context of an issue of fixed price securities, the remarketing agent will allocate the Notes among the bidders at its discretion, taking into account various factors, including, without limitation, the maximum amount of Notes included in bidders' respective bids, the timing of bidders' respective bids, and other considerations.

4 In the event that the remarketing agent cannot establish a reset rate meeting the requirements of the securities during the 3-business day period ending on February 12, 2007 (a "failed remarketing"), the securities provide that the remarketing agent may thereafter attempt to establish a reset rate during the 3-business day period immediately preceding April 1, 2007 and, if another failed remarketing occurs, the remarketing agent may make a final attempt to reset the interest rate on third business day preceding May 15, 2007, the stock purchase date.

which would be to retire the Notes so purchased. This approach has been used by a number of other issuers of similar securities.[5]

In order to comply with the terms of the existing documentation, it is necessary for a remarketing to be conducted in accordance with the terms of the original securities. UnumProvident proposes to submit a bid for a portion of the Notes expected to be remarketed. Moreover, UnumProvident proposes to submit a bid to purchase only up to approximately $200 million aggregate principal amount of the approximately $300 million aggregate principal amount of Notes expected to be remarketed to ensure a market process with participation by other investors. UnumProvident will not make any bids for or purchases of the Notes during the restricted period other than pursuant to the remarketing.

UnumProvident will disclose in the preliminary prospectus supplement for the remarketing and in other remarketing materials that it may seek to purchase up to approximately $200 million aggregate principal amount of the Notes in the remarketing and that the remarketing agent will remit to UnumProvident a portion of the remarketing fee on the senior notes. UnumProvident will participate in the remarketing on the same basis as other bidders and will submit a bid on the basis of purchasing at the yield determined by the other bidders in the remarketing. The reset rate as established by the remarketing agent will be the rate necessary to achieve a yield that, based on the demand of independent bidders, will permit a successful remarketing of the total amount of Notes being remarketed. Accordingly, UnumProvident will not be in a position to control or influence the setting of that rate. Upon UnumProvident's purchase of Notes, those Notes will be retired, and the remaining Notes will continue to be outstanding at the reset rate until their stated maturity.

II. Requested Relief and Policy Bases

Rule 102 of Regulation M is an anti-manipulation rule that, subject to certain exceptions, prohibits issuers and selling security holders engaged in a distribution of securities, and affiliated purchasers of such persons, from bidding for or purchasing, or attempting to induce others to bid for or purchase, such securities, or any reference security, during a restricted period commencing one or five business days, as applicable, before the pricing of the offering and ending when such person's participation in the distribution is completed. Because the Notes are not investment grade, absent exemptive

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[5] *See*, for example, UnumProvident Corporation's remarketing of ACES in February 2006, TECO Energy, Inc.'s remarketing of ACES in October 2004 and The Williams Companies Inc.'s remarketing of Income PACS in November 2004, in respect of which the Staff granted each company an exemption under Rule 102 of Regulation M for its purchase of securities in connection with its remarketing. See UnumProvident Corporation (February 3, 2006), TECO Energy, Inc. (Oct. 8, 2004); The Williams Companies, Inc. (Nov. 5, 2004). Other examples include Cendant Corporation's remarketing in May 2004 and TXU Corp.'s and Affiliated Managers Group's remarketings in August 2004; however, because the securities involved in those remarketings appear to have been investment grade, Regulation M did not apply.

relief, Rule 102 could be interpreted to prohibit UnumProvident from participating as a purchaser in the remarketing and thereby prevent UnumProvident from utilizing an effective means to reduce the aggregate principal amount of Notes that will be outstanding and related debt service requirements.[6] To avoid this consequence, and because we believe that the policies and purposes underlying Rule 102 would not be furthered by applying Rule 102 in this situation, we hereby request the Securities and Exchange Commission to provide exemptive relief from the application of Regulation M.

UnumProvident believes, and respectfully requests that the Division of Market Regulation, pursuant to the authority delegated it by the Commission, should grant to UnumProvident an exemption under Rule 102(e) to permit UnumProvident to bid for and purchase up to approximately $200 million aggregate principal amount of Notes in the remarketing as described in this letter. We note that the Division of Market Regulation has previously granted similar relief. *See* UnumProvident Corporation (February 3, 2006), TECO Energy, Inc. (October. 8, 2004); and The Williams Companies, Inc. (November 5, 2004). Exemption from the prohibitions of Rule 102 in the context of this transaction is, in our view, warranted for the following reasons.

UnumProvident will disclose in the preliminary prospectus supplement for the remarketing that it may seek to purchase up to approximately $200 million aggregate principal amount of Notes. This disclosure will alert investors that the amount of Notes effectively being distributed and that will be outstanding will be reduced by any amount purchased by UnumProvident. Other potential bidders in the remarketing, so informed of UnumProvident's intent to bid for Notes, will have the information necessary to structure their bids accordingly. UnumProvident's bid and any final purchase thus will not create an unjustified appearance of trading activity, thereby precluding any manipulative effect.

The offering mechanism for the remarketing of the Notes dictates that all purchases be, regardless of UnumProvident's bid, at the same price, expressed as a percentage of par, and reset rate by all purchasers, including UnumProvident. Moreover, UnumProvident's bid will be to purchase at the yield determined by the other bidders in the remarketing. The price, expressed as a percentage of par, is a known parameter in the remarketing and will be approximately 100.25% of the remarketing value. The reset rate will be the reset rate that, as determined by the remarketing agent, is necessary to achieve a yield that, based on the demand of independent bidders, will permit a successful remarketing of the total amount of the Notes being remarketed. Thus, UnumProvident's purchase will not present an opportunity for market manipulation because UnumProvident will not be stabilizing or increasing the price, nor stabilizing or decreasing the reset rate or the yield of the Notes being remarketed.

6 Although the remarketing of the Notes is expected to be confined to institutional investors, the remarketing is proposed to be conducted as a registered offering using a prospectus supplement to the base prospectus included in the Registration Statement on Form S-3 (Registration No. 333-115485), and not as a Rule 144A offering. Therefore, the Regulation M exemption for Rule 144A offerings would not be available.

UnumProvident will retire all of the Notes it purchases in the remarketing and will not be able to resell any Notes it purchases in the remarketing. Thus, the transaction is the equivalent of the retirement of any portion of the Notes purchased by UnumProvident and the distribution only of the balance of the Notes in the remarketing, thereby reducing the amount actually distributed. This is not a transaction with the potential for manipulation that Regulation M seeks to prevent.

The Notes are fixed price, nonconvertible debt securities. They are traded on the basis of their yields and credit ratings and are largely fungible with similar securities of other issuers. The Notes, therefore, are less readily susceptible to price manipulation.

The release adopting Regulation M, explaining the Commission's reasons for not broadening the exception for non-convertible debt and preferred securities to exclude also non-investment-grade securities, noted: "Rule 102 will have very limited impact on debt securities, except for rare instances where selling efforts continue over a period of time." In the remarketing of the Notes, selling efforts will continue only for a short period of time. In addition, selling efforts in the remarketing will be directed only toward institutional investors and it is expected that the final purchases will be confined to a limited number of such institutional investors. Thus, the rationale for applying Regulation M to a securities distribution should not apply to UnumProvident's participation in the remarketing of the Notes.

UnumProvident believes that the relief it requests in this letter is substantially identical to the fact pattern described by the Division of Market Regulation in granting relief to UnumProvident Corporation (February 3, 2006), and consistent with TECO Energy, Inc. (October 8, 2004) and The Williams Companies, Inc. (November 5, 2004). In particular, we note that:

- the Notes to be remarketed will have a fixed price, will trade on the basis of their yields and credit ratings, and will be largely fungible with similar securities of other similarly rated issuers;

- the price of the Notes will be determined by the bids of prospective investors not including UnumProvident;

- the remarketing will be directed to a group of institutional investors during a short period of time;

- UnumProvident will not make any bids for or purchases of the Notes or any reference security during the restricted period other than pursuant to the remarketing as described herein;

- UnumProvident will bid for and purchase Notes in the remarketing solely for the purpose of retiring the Notes it purchases; and

- the terms of the remarketing, UnumProvident's intention to bid for and purchase up to $200 million aggregate principal amount of Notes, and UnumProvident's intention to retire the Notes purchased in the remarketing will be fully disclosed in UnumProvident's prospectus supplement and other remarketing materials.

For the foregoing reasons, we respectfully request that the Division of Market Regulation, pursuant to the authority delegated to it by the Commission, grant UnumProvident an exemption from the prohibition of Rule 102 of Regulation M for UnumProvident's participation in the remarketing of the Notes as described in this letter.

* * *

Please do not hesitate to call me at (212) 558-4940 with any questions you may have concerning this request.

Sincerely,

William G. Farrar

cc Susan N. Roth
(UnumProvident Corporation)

END